UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUMMER INFANT, INC.

(Name of Subject Company (issuer))

SUMMER INFANT, INC.

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

Common Stock Purchase Warrants

(Title of Class of Securities)

865646111

(CUSIP Number of Class of Securities)

Joseph Driscoll

Chief Financial Officer

Summer Infant, Inc.

1275 Park East Drive

Woonsocket, Rhode Island 02895

Phone: (401) 671-6550

Facsimile: (401) 671-6922

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jim Redding, Esq.

Greenberg Traurig, LLP

One International Place

Boston, Massachusetts 02110

Phone: (617) 310-6000

Facsimile: (617) 310-6001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,400,000	$565

*	Calculated solely for purposes of determining the amount of the filing fee. The Transaction Valuation was calculated assuming that 18,400,000 outstanding common stock purchase warrants are being purchased at the tender offer price of $1.00 per warrant.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$565	Filing Party:	Summer Infant, Inc.

Form or Registration No.:	005-80724	Date Filed:	October 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule l4d-1	☒ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Summer Infant, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on October 9, 2007, as amended (the “Schedule TO”), in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s outstanding common stock purchase warrants (the “Warrants”). The Offer was made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash for the Warrants dated as of October 9, 2007 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal dated as of October 9, 2007. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Purchase.

Item 4. Terms of the Offer

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following disclosure:

The Offer expired on November 8, 2007 at 5:00 p.m., Eastern Time. In the Offer, 14,766,047 Warrants were validly tendered and not withdrawn prior to the Expiration Date. The Company accepted for payment at a price of $1.00 per Warrant all 14,766,047 Warrants validly tendered and not withdrawn. Following the Offer, 3,633,953 Warrants remain outstanding.

Summer issued a press release on November 9, 2007, announcing the results of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(7)(A) Press release, dated November 9, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMER INFANT, INC.

By:	/s/ Joseph Driscoll
Joseph Driscoll Chief Financial Officer

Dated: November 9, 2007